UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32498

                                                333-214924

XERIUM TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Xerium Technologies, Inc.

14101 Capital Boulevard

Youngsville, North Carolina 27596

(919) 526-1414

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to:

Kilpatrick Townsend & Stockton, LLP

1100 Peachtree Street, Suite 2800

Atlanta, Georgia 30309-4528

Attn: W. Benjamin Barkley

Common Stock, par value $0.001

Preferred Stock Purchase Rights

9.500% Senior Secured Notes due 2021

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001: 1

Preferred Stock Purchase Rights: 0

9.500% Senior Secured Notes due 2021: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Xerium Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

XERIUM TECHNOLOGIES, INC.
Date: November 2, 2018	By	/s/ Phillip B. Kennedy
	Name:	Phillip B. Kennedy
	Title:	Executive Vice President, General Counsel & Secretary